Reply to Minneapolis Rick Hauser 612/632.3095 Rick.Hauser@gpmlaw.com

October 14, 2004

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	VIA FEDERAL EXPRESS

Attn: Thomas A. Jones, Esq.

RE:	Biotel Inc. Registration Statement on Form 10-SB

Dear Mr. Jones:

        Enclosed for filing on behalf of Biotel Inc. please find a courtesy copy of the Registration Statement on Form 10-SB, and three (3) copies marked to show changes from the registration statement withdrawn on October 5, 2004 (SEC File No. 0-50914). The Form 10-SB is being filed via EDGAR today.

        In response to the Staff’s comments dated September 24, 2004, we are providing the following supplemental information provided by Biotel. The paragraph numbers correspond to the paragraph numbers contained in your September 24, 2004 comment letter:

Item 1. Description of Business

General

1.	As indicated above, the Form 10-SB was withdrawn on October 5, 2004. The Form 10-SB being filed today includes audited financial statements for the fiscal year ended June 30, 2004.

2.

We have made the revisions suggested by the Staff. In accordance with Item 101(a) Regulation S-B, we have disclosed that the registrant, which was incorporated in 1982, has served as a holding company since 1998.

United States Securities and Exchange
    Commission
October 14, 2004

3.	We have made the revisions suggested by the Staff.

4.	The transaction has been completed, and the Form 10-SB has been revised accordingly to reflect this.

5.

We have made some of the disclosure suggested by the Staff. We have not discussed the contract in the August 24, 2004 press release. Although management viewed the contract as significant to Agility, as it represented a milestone under the asset purchase agreement and was the initial services contract entered into by the registrant’s subsidiary after the closing of the acquisition, the contract is not material to Biotel. Accordingly, management does not believe it is required to be filed as an exhibit to the Form 10-SB as a material agreement. In the event the Staff does not agree, we are requesting confidential treatment of portions of this contract due to customer concerns over the disclosure of its identity and pricing terms.

6.	We have made the revisions suggested by the Staff.

Products and Services – Pages 1 to 3

7.-8.

Based on general industry information and customer data, management believes that it is the industry’s largest OEM manufacturer of Holter recorders. However, the statement that Biotel is the “industry’s largest OEM manufacturer of Holter devices” has been deleted because of the difficulty in locating and obtaining current third party data addressing this narrow market niche.

9.

While we have made the revisions suggested by the Staff, Biotel is sensitive to providing detailed information of its internal product mix and related financial information. This type of information will likely be of value to competitors, but Biotel does not believe it is pertinent information to investors.

10.	We have made the revisions suggested by the Staff.

Significant Customers – Page 3

11.

Customers of OEM manufacturers are extremely hesitant to have information publicized that they are not the ultimate manufacturers of products (or the manufacturers of all of the components included in products) sold under their brand. Accordingly, we have not identified by name the significant customer, but have disclosed certain attributes that management believes will be helpful to investors, including the percentage of revenue attributable to this customer. We have added similar disclosure regarding a second customer that accounted for more than 10% of consolidated revenues in fiscal 2004.

United States Securities and Exchange
    Commission
October 14, 2004

Competition – Pages 3 to 4

12.	We have made the revisions suggested by the Staff.

Environmental Matters – Page 4

13.

We have made the revisions suggested by the Staff to the extent possible. Biotel has been engaging local counsel in North Carolina in connection with this matter.  As described in the Form 10-SB, the investment partnership that is the present owner of the land is currently negotiating with an adjacent landowner to discontinue the use of its two wells in an attempt to have the site and associated contamination reclassified as low-risk by the State of North Carolina. Based on management’s understanding of North Carolina’s risk-based regulatory approach which looks to water source proximity and the geographic layout of the water sources, management believes that the North Carolina Division of Environment and Natural Resources (“DENR”) will place this site and the associated contamination in a low-risk status once the adjacent landowner abandons the use of its wells and is placed on municipal water hookup.

If the DENR does not place the site in a low-risk status, or if the adjacent landowner does not abandon the use of its wells, additional testing and procedures will probably be required to determine the scope and desired end-state of any further remediation and the party or parties ultimately responsible for that work.  At this point, an estimate of the costs and responsibilities for any further site assessment or work are not determinable; nor can we predict what additional costs, if any,  we might incur in connection with this matter.

Government and Other Regulation – Page 5

14.	We have made the revisions suggested by the Staff.

15.	Please note that no unscheduled inspection has resulted in a determination that Biotel’s facilities are unsatisfactory.

Risk Factors – Pages 6 to 9

One customer generated a significant portion of our revenues – Page 6

16.

As discussed in comment No. 11, management respectfully declines to disclose the identity of the two major customers, but has disclosed the percentage of revenues attributed to each. Management does not believe these customers’ contracts are material because neither requires that the customer purchase any minimum quantity of products, or any products at all. Rather, the contracts provide terms and conditions customary for a manufacturing relationship, such as

United States Securities and Exchange
    Commission
October 14, 2004

return rights, warranties, quality control, etc. Also included is product pricing information, which Biotel believes is not material to an investment decision (but of great value to competitors). Accordingly, Biotel is requesting that these contracts not be included as exhibits. Biotel is also requesting confidential treatment of the pricing provisions of the contracts in the event the Staff does not agree with management’s position in this regard.

We may be unable to raise additional capital to meet capital expenditure needs – Page 6

17.	We have made the revisions suggested by the Staff.

If we fail to achieve and maintain the high manufacturing standards – Page 6

18.	While Biotel experiences minor incidences of manufacturing error, design defect and component failures from time to time, none have had a material adverse impact to operations or financial condition.

Failure to protect our trade secrets, copyrights and other intellectual property and know-how will put us at a competitive disadvantage – Page 6

19.	We have made the revisions suggested by the Staff.

Product liability claims could damage our reputation and hurt our financial results – Page 7

20.	We have made the revisions suggested by the Staff.

Our Agility subsidiary faces the risk of becoming involved in litigation as a result of injury or death to a clinical test subject – Page 7

21.

We are not aware of any parties currently intending to name Agility as a defendant to a lawsuit. As disclosed in the Form 10-SB, Biotel did not assume any existing or pending material liabilities as part of the purchase of the assets comprising the Agility business. The only liabilities assumed as part of that transaction consisted of a lease for administrative office space (and ancillary services such as telephone service) and customer service contacts.

If our suppliers cannot provide the components we require, our ability to manufacture our products could be harmed – Page 7

22.	We have not experienced any supply interruption that had a material adverse impact to our operations or financial condition.

United States Securities and Exchange
    Commission
October 14, 2004

23.

Management has revised its disclosure regarding single sourced supplies. In response to your request for a breakdown of percentage revenue, note that our products are made up of numerous components and our accounting does not allow us to assign percentage revenue to individual components that go into our products. Furthermore, as disclosed in the Form 10, our subsidiaries each maintain designs, drawings, molds, tools, safety stock, alternate vendors and other techniques to eliminate or mitigate the effects of the loss of a single source vendor.

Our business could be materially adversely impacted by risks inherent in international markets – Page 8

24.	We have made the revisions suggested by the Staff.

Past and planned acquisitions may disrupt our business – Page 8

25.	We have made the revisions suggested by the Staff. Note that there have not been any material disruptions associated with Biotel’s acquisition of Agility or any other business.

Item 2. Management’s Discussion & Analysis – Pages 9 to 12

Results of Operations

General

26.	We have made the revisions suggested by the Staff.

Nine Months Ended March 31, 2004 and 2003 – Page 10

27.-29.	We have made the revisions suggested by the Staff where applicable to the updated June 30, 2004 and 2003 discussions.

Twelve Months Ended June 30, 2003 and 2002 – Page 11

30.-33.	We have made the revisions suggested by the Staff.

Liquidity and Capital Resources – Page 12

34.-35.	We have made the revisions suggested by the Staff.

Item 4. Security Ownership of Certain Beneficial Owners and Management - Pages 13 to 14

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    Commission
October 14, 2004

36.

We have made the revisions suggested by the Staff for Innovative Physician Services. We are still researching share ownership information for Elk Corporation and will make the Staff’s suggested revision in the next draft.

Item 5. Directors and Executive Officers – Pages 15 to 17

Directors and Executive Officers – Pages 15 to 16

37.

Mr. Pawlik is not an executive officer of Biotel. This determination is based on the fact that Mr. Pawlik does not meet the definition of an executive officer under Exchange Act Rule 3b-7 because he does have policy making authority for Biotel, as well as Agility’s limited operating history, assets and revenues.

38.	We have made the revisions suggested by the Staff.

Director Compensation – Page 17

39.	We have made the revisions suggested by the Staff.

Item 6. Executive Compensation – Page 17

40.	We have made the revisions suggested by the Staff.

Item 7. Certain Relationships and Related Party Transactions – Page 18

41.	We have made the revisions suggested by the Staff.

Part II

Item 4. Recent Sales of Unregistered Securities – Page 21

42.	This transaction has been included in the related party section.

Part F/S

Financial Statements as of June 30, 2003

Note 2 – Summary of Significant Accounting Policies – Page F-7

Advertising and Marketing

43.	Disclosure has been expanded to include a description of direct-response advertising and the total amount reported as an asset as of June 30, 2004 and 2003.

Warranty Reserve

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    Commission
October 14, 2004

44.

Disclosure expanded to include a reconciliation that presents the beginning balance of the warranty liability, aggregate reductions of the liability, aggregate changes in warranty liability and the ending balance of the warranty liability as of June 30, 2004. A reconciliation for the year ended June 30, 2003 has not been provided because some of Biotel’s subsidiaries did not segregate “warranty expense” and other “service expense” during this period of time and Biotel management is unable to in a cost effective and timely manner segregate these costs retrospectively. While warranty expense for these subsidiaries is not believed to be material to Biotel’s financial statements, this information is critical to the preparation of an accurate reconciliation.

Revenue Recognition

45.	Biotel’s products are shipped FOB shipping point.

46.

Biotel netted shipping costs billed and the actual shipping costs in selling and administrative expenses. The shipping cost billed to customers for the years ending June 30, 2004 and 2003 totaled $63,823 and $64,402, respectively. Biotel’s shipping costs incurred during the years ending June 30, 2004 and 2003 totaled $78,596 and $87,498, respectively. These amounts were not considered material to Biotel’s revenues, cost of revenues, gross profit or selling and general administrative expenses.

47.	Biotel does not have any post shipment obligations or multiple-deliverables requiring special revenue recognition policies and procedures.

48.

Disclosure has been expanded to address Biotel’s software revenue recognition policy. Software is primarily sold as a component to the medical devices sold by Advanced Biosensor, Inc. This software does not include a license agreement or future upgrades and the earnings process is complete upon delivery.

Note 16 – Subsequent Events – Page F-17

49.

Biotel’s former Chief Executive Officer died in January 2003. Biotel recognized the life insurance proceeds and recorded a receivable for these proceeds as of June 30, 2003. These life insurance proceeds were actually received by Biotel in July 2003.

Financial Statements as of March 31, 2004

Consolidated Statements of Operations and Comprehensive Income (Loss) –Page F-19

50.	Basic and diluted earnings per share have been presented in the June 30, 2004 and 2003 financial statements.

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    Commission
October 14, 2004

Note 8 – Commitments and Contingencies – Page F-27

51.	Disclosure has been expanded to include a statement regarding the “uncertainty” of the outstanding environmental claim and commitment.

Exhibits

Exhibit 10.5 Asset Purchase Agreement

52.	We have made the revisions suggested by the Staff.

53.	We have filed the schedules to the agreement, except for our schedule which identifies existing and potential customers of Agility. We are seeking confidential treatment in this regard.

If you have any questions or comments with respect to the foregoing, please contact me at (612) 632-3095.

Regards,

GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.

By /s/ Rick Hauser
Rick Hauser

RH:kab